SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

  CUMULUS MEDIA INC.

(Name of Issuer)

  Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

  231082108

(CUSIP Number)

Edward A. Balogh, Jr.

Bank of America Capital Investors

Bank of America Corporate Center

100 N. Tryon Street, 25th Floor

Charlotte, North Carolina 28255

          (704) 386-1792

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

  March 28, 2002

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

(Page 1 of 49 Pages)
CUSIP No. 231082108	13D	Page 2 of 49 Pages

1	NAME OF REPORTING PERSON BA Capital Company, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 3 of 49 Pages

1	NAME OF REPORTING PERSON BA SBIC Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,857,559
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 4 of 49 Pages

1	NAME OF REPORTING PERSON BA Equity Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,857,559
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 5 of 49 Pages

1	NAME OF REPORTING PERSON BA Equity Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,857,559
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,857,559
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 231082108	13D	Page 6 of 49 Pages

1	NAME OF REPORTING PERSON Walter W. Walker, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,508,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,508,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,508,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 7 of 49 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Investors SBIC I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,650,763
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,650,763
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 8 of 49 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management SBIC I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 9 of 49 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 10 of 49 Pages

1	NAME OF REPORTING PERSON BACM I GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,650,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,650,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,650,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, and Amendment No. 2 filed on February 4, 2002, and relates to the Class A Common Stock of Cumulus Media Inc., 3535 Piedmont Road, NE, Building 14, 14th Floor, Atlanta, Georgia 30305.

The Schedule 13D was originally filed on July 7, 1998 (the "Original Schedule 13D") by NationsBanc Capital Corporation, a Texas corporation ("NBCC"), NationsBank, N.A., a national banking association, NB Holdings Corporation, a Delaware corporation, and NationsBank Corporation, a North Carolina corporation ("NationsBank"). In the Original Schedule 13D, these reporting persons reported, among other things, NBCC's direct beneficial ownership of 3,371,246 shares of the Company's Class B Common Stock (which are convertible into shares of the Company's Class A Common Stock on a one-for-one basis).

Amendment No. 1 to the Schedule 13D was filed on December 3, 1999 ("Amendment No. 1") by BA Capital Company, L.P., a Delaware limited partnership ("BA Capital"), BA SBIC Management, LLC, a Delaware limited liability company ("BA SBIC Management"), BA Equity Management, L.P., a Delaware limited partnership ("BA Equity Management"), BA Equity Management GP, LLC, a Delaware limited liability company ("BA Equity Management GP"), Walter W. Walker, Jr., a United States citizen ("Mr. Walker"), and Bank of America Corporation, a Delaware corporation ("Bank of America"). In Amendment No. 1, these reporting persons reported, among other things, that (a) NBCC had previously merged into BA Capital in connection with the merger of NationsBank with Bank of America, (b) such reporting persons had become the beneficial owners of the shares of the Company's Class B Common Stock owned by NBCC, (c) BA Capital sold 500,000 shares of the Company's Class A Common Stock (which it acquired upon converting shares of Class B Common Stock) on November 24, 1999 and (d) after giving effect to such sale, BA Capital owned 2,871,246 shares of the Company's Class B Common Stock and held options to purchase 6,000 shares of the Company's Class A Common Stock.

Amendment No. 2 to the Schedule 13D was filed on February 4, 2002 ("Amendment No. 2") by BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Walker, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership ("BACI"), BancAmerica Capital Management SBIC I, LLC, a Delaware limited liability company ("Capital Management SBIC"), BancAmerica Capital Management I, L.P., a Delaware limited partnership ("BA Capital Management"), and BACM I GP, LLC, a Delaware limited liability company ("BACM"). In Amendment No. 2, these reporting persons reported, among other things, that (a) the Company, Aurora Communications, LLC, a Delaware limited liability company ("Aurora") that was approximately 73% owned by BACI, BACI and certain other parties had entered into agreements relating to the Company's proposed acquisition of Aurora (the "Aurora Acquisition"), and (b) upon the completion of the Aurora Acquisition, the owners of Aurora would be issued shares of the Company's Class A Common Stock and Class B Common Stock, would be issued warrants to purchase shares of the Company's Class A Common Stock and Class B Common Stock and would be paid cash.

The reporting persons named herein are filing this Amendment No. 3 to the Schedule 13D ("Amendment No. 3") to report the completion of the Aurora Acquisition on March 28, 2002 (the "Aurora Closing Date"). In connection with the closing of the Aurora Acquisition, BACI was issued 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock, at BACI's election.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (1) BA Capital, (2) BA SBIC Management, (3) BA Equity Management, (4) BA Equity Management GP, (5) Mr. Walker, (6) BACI, (7) Capital Management SBIC, (8) BA Capital Management and (9) BACM. The persons described in items (1) through (9) are referred to herein as the "Reporting Persons." A list of the executive officers and directors of each Reporting Person that is not an individual is attached as Annex A.

(b) The address of the principal business office of each Reporting Person is as follows:
Reporting Person	Business Address
BA Capital	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA SBIC Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management GP	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Mr. Walker	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACI	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Capital Management SBIC	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Capital Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACM	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255

(c) BA Capital is an investment partnership engaged principally in the business of making private equity investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management.

BACI is an investment partnership engaged principally in the business of making private equity investments. Capital Management SBIC is engaged in the business of being the general partner of BACI. BA Capital Management is engaged in the business of being the sole member of Capital Management SBIC. BACM is engaged in the business of being the general partner of BA Capital Management.

Mr. Walker's principal occupation is serving as the managing member of BA Equity Management GP, as the managing member of BACM and as an employee of a subsidiary of Bank of America.

Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

The principal business and principal office address of each of the Reporting Persons is set forth in paragraph (b) above.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person State of Organization/Citizenship

BA Capital Delaware

BA SBIC Management Delaware

BA Equity Management Delaware

BA Equity Management GP Delaware

Mr. Walker United States

BACI Delaware

Capital Management SBIC Delaware

BA Capital Management Delaware

BACM Delaware

To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.

Item 3. Source and amount of Funds or Other Consideration.

As described in the Original Schedule 13D, NBCC purchased preferred shares of a predecessor to the Company at various times in 1997 and 1998 with cash. These preferred shares were converted into Class B Common Stock of the Company in connection with the Company's initial public offering in 1998. Funds for the purchase of these preferred shares were provided from the working capital of NBCC and its affiliates.

BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, at various times between 1999 and 2001 with cash. On the Aurora Closing Date, these shares of common and preferred stock were converted into 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock. Funds for BACI's purchase of shares of common and preferred stock in Aurora Management, Inc. were provided from the working capital of BACI and its affiliates.

Item 4. Purpose of Transaction.

NBCC purchased preferred shares of a predecessor to the Company for investment purposes. As a result of this investment, BA Capital now holds (i) 840,250 shares of Class A Common Stock, (ii) 1,979,996 shares of Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) and (iii) options to purchase 105,001 shares of Class A Common Stock, 37,313 of which are currently exercisable. BA Capital holds these securities for investment purposes.

BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, for investment purposes. In connection with the closing of the Aurora Acquisition, these shares of common and preferred stock were converted on the Aurora Closing Date into 8,944,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock. BACI holds these securities for investment purposes.

The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including without limitation (i) applicable securities laws and governmental restrictions on the number of voting securities the Reporting Persons may hold, (ii) market conditions and (iii) the Reporting Persons' assessment of the business and prospects of the Company.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future.

Other than discussed as herein, the Reporting Persons currently have no plans to effect:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(i) This Amendment No. 2 relates to 12,508,322 shares of the Company's Class A Common Stock, representing 26.7% of the Company's outstanding shares of Class A Common Stock and 20.1% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and options to purchase 105,001 shares of Class A Common Stock, 37,313 of which are currently exercisable. BA Capital beneficially owns 2,857,559 shares, or 7.7%, of Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). BACI currently holds 8,944,339 shares of Class B Common Stock and warrants to purchase 706,424 shares of Class A Common Stock or Class B Common Stock, at BACI's election. BACI beneficially owns 9,650,763 shares, or 21.5%, of Class A Common Stock (determined in accordance with Rule 13d-3(d)(1)). No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock or Class C Common Stock on a one-for-one basis. Shares of Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights except in specified instances required by Illinois corporate law or by the Company's articles of incorporation. Upon conversion of any share of Class B Common Stock into a share of Class C Common Stock by certain shareholders of the Company (including BA Capital), shares of Class C Common Stock become entitled to one vote per share, rather than ten votes per share.

The 840,250 shares of Class A Common Stock currently held by BA Capital represent 2.4% of the Company's outstanding shares of Class A Common Stock. The 10,924,335 shares of Class B Common Stock currently held by BA Capital and BACI represent 73.5% of the Company's outstanding shares of Class B Common Stock. If BA Capital were to (A) convert its 1,979,996 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its currently exercisable options to purchase 37,313 shares of Class A Common Stock and if BACI were to (x) convert its 8,944,339 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (y) exercise its warrants to purchase 706,424 shares of Class A Common Stock, BA Capital and BACI would together own 12,508,322 shares of Class A Common Stock, representing 26.7% of the Company's then outstanding shares of Class A Common Stock and 20.1% of the voting power.

The 12,508,322 shares of Class A Common Stock beneficially owned by BA Capital and BACI represent 23.9% of the Company's outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 20.1% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 25.9% of the voting power).

(ii) All information herein relating to the currently outstanding number of shares of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as adjusted to give effect to (A) the issuance of 5,250,000 shares of Class A Common Stock pursuant to the Company's acquisition of the broadcasting operations of DBBC, L.L.C. which closed on March 28, 2002 and (B) the issuance of a total of 1,606,843 shares of Class A Common Stock and 8,944,339 shares of Class B Common Stock pursuant to the Aurora Acquisition. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 3 that there are 35,164,331 shares of Class A Common Stock outstanding, 14,858,682 shares of Class B Common Stock outstanding and 1,529,277 shares of Class C Common Stock outstanding, or a total of 51,552,290 shares of all classes of Common Stock outstanding.

(b) BA Capital has sole voting and dispositive power with respect to 2,857,559 shares of Class A Common Stock, which consists of 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and currently exercisable options to purchase 37,313 shares of Class A Common Stock. BACI has sole voting and dispositive power with respect to 9,650,763 shares of Class A Common Stock, which consists of 8,994,339 shares of the Company's Class B Common Stock and warrants to purchase 706,424 shares of the Company's Class A Common Stock or Class B Common Stock, at BACI's election.

BA SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, BA SBIC Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management is the sole member of BA SBIC Management. As a result of the operating agreement for BA SBIC Management, BA Equity Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management GP is the general partner of BA Equity Management. As a result of the limited partnership agreement for BA Equity Management, BA Equity Management GP is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital.

Capital Management SBIC is the general partner of BACI. As a result of the limited partnership agreement of BACI, Capital Management SBIC is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

BA Capital Management is the sole member of Capital Management SBIC. As a result of the operating agreement for Capital Management SBIC, BA Capital Management is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

BACM is the general partner of BA Capital Management. As a result of the limited partnership agreement for BA Capital Management, BACM is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BACI.

Mr. Walker is the managing member of both BA Equity Management GP and BACM and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by BA Capital and BACI. Mr. Walker disclaims such beneficial ownership.

If Mr. Walker's employment with Bank of America or its subsidiaries is terminated, Mr. Walker will cease to be the managing member of BA Equity Management GP and BACM. As the holder of a majority in interest in BA Equity Management GP and BACM, Bank of America has the right to approve any replacement managing member of BA Equity Management GP or BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BA Capital or BACI.

(c) Other than the acquisition of securities of the Company as a result of the Aurora Acquisition, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Aurora Acquisition, the parties entered into the agreements described below. The following is a summary of certain of their material terms and conditions. This summary is qualified in its entirety by reference to the copies of these agreements, which are exhibits to this Schedule 13D and incorporated herein by reference.

Acquisition Agreement

The Company, Aurora, BACI and certain other persons entered into an Acquisition Agreement dated as of November 18, 2001, as amended as of January 23, 2002 and as assigned pursuant to that certain Assignment and Assumption Agreement dated as of March 22, 2002. Pursuant to the Acquisition Agreement, Cumulus Broadcasting, Inc., a Nevada corporation that is wholly-owned by the Company, acquired all of the equity interests in Aurora on the Aurora Closing Date. The aggregate consideration paid by the Company to the equity holders of Aurora (the "Aurora Sellers") consisted of 10,551,182 shares of Common Stock, warrants to purchase 833,333 shares of Common Stock, and $93,000,000 in cash, approximately $84,717,400 of which was used to retire existing indebtedness of Aurora and approximately $8,282,600 of which was paid to certain Aurora Sellers. In the Aurora Acquisition, BACI received 8,944,339 shares of Class B Common Stock, warrants to purchase 706,424 shares of Class A Common Stock or Class B Common Stock, at BACI's election, and no cash.

The Acquisition Agreement contains representations and warranties about the Company, Aurora and the Aurora Sellers as well as certain covenants and indemnification arrangements that are generally customary for transactions of this nature.

Escrow Agreement

Pursuant to the Acquisition Agreement, the Company and the representatives of the Aurora Sellers entered into an escrow agreement (the "Escrow Agreement") relating to $5,000,000 in cash and shares of Common Stock withheld from the total consideration payable to the Aurora Sellers on the Closing Date. Of the total escrowed consideration, 248,085 shares of Class B Common Stock (which were valued at $16.30 per share for purposes of the escrow arrangements) were withheld from the consideration due to BACI at closing. These shares are, however, included in the amounts reported as being beneficially owned by BACI for purposes of this Amendment No. 3. The escrowed consideration provides the Company with a source to satisfy certain claims for which the Aurora Sellers have agreed to reimburse the Company under the Acquisition Agreement. On the first anniversary of the closing, the escrow agent will release to the Aurora Sellers all escrowed consideration that remains in the escrow and is not subject to unresolved claims.

Registration Rights Agreement

The Company and the Aurora Sellers have also entered into a registration rights agreement (the "Registration Rights Agreement") in which the Company granted specified registration rights to the Aurora Sellers with respect to the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) that were issued to them in connection with the Aurora Acquisition. Pursuant to the Registration Rights Agreement, the Company has filed a Registration Statement on Form S-3 (Registration No. 333-83980) with the Commission that covers the resale by the Aurora Sellers, on a continuous basis, of the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) issued to them as consideration in the Aurora Acquisition. Such registration statement was declared effective by the Commission on March 27, 2002. The Company must use its commercially reasonable best efforts to cause this registration statement to remain effective until the earlier to occur of the date on which all of such shares have been sold or March 28, 2005.

In addition, the Registration Rights Agreement grants to BACI certain demand registration rights. Beginning May 18, 2004, BACI can require from time to time, without limit as to the number of times, that the Company register for resale any shares of Class A Common Stock that BACI receives in connection with the Aurora Acquisition that it is then still holding. The Registration Rights Agreement also grants piggyback registration rights to other Aurora Sellers, allowing them to have any shares of Class A Common Stock that they received in connection with the Aurora Acquisition included in any future public offering of Common Stock. Both the demand and piggyback registration rights expire once the shares of Class A Common Stock issued or issuable in the Aurora Acquisition have all been sold or otherwise disposed of by the Aurora Sellers or their permitted transferees.

Shareholders Agreement

BACI has entered into a shareholders agreement with the Company limiting its rights as a holder of Class B Common Stock with respect to the shares of Class B Common Stock issued to it as consideration in the Aurora Acquisition (the "BACI Class B Shares"). The shareholders agreement provides that (a) BACI will not convert the BACI Class B Shares into shares of Class C Common Stock, as would otherwise be permitted under the Company's articles of incorporation, (b) BACI will vote the BACI Class B Shares with the majority of the other holders of Class B Common Stock in those matters in which the holders of Class B Common Stock are entitled to vote under Company's articles of incorporation and (c) in the event that BACI, or its affiliates, converts shares of Class B Common Stock into Class A Common Stock, and subsequently determines that it is restricted from holding shares of Class A Common Stock because of regulatory concerns, the Company will exchange those shares of Class A Common Stock for an equal number of shares of Class B Common Stock. The shareholders agreement will terminate upon transfer of all of the BACI Class B Shares to an unaffiliated third party or March 28, 2022.

Other Agreements and Arrangements

The Reporting Persons are also parties to a Voting Agreement dated June 30, 1998, and a Registration Rights Agreement dated June 30, 1998, and subject to the Company's amended and restated articles of incorporation, all of which are described in the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.
Exhibit	Name

99.1

Joint Filing Agreement dated April 3, 2002, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Walker, BACI, Capital Management SBIC, BA Capital Management and BACM.

Filed herewith
99.2

Acquisition Agreement dated as of November 18, 2001 and amended as of January 23, 2002, by and among the Company, BA Blocker Acquisition Corp., AA Blocker Acquisition Corp., Aurora, Aurora Management, Inc., Allied Aurora Acquisition Corp., Allied Capital Corporation, Allied Investment Corporation, the shareholders of BA Blocker Corp. and the members of Aurora identified therein, Frank Osborn and BACI.

Incorporated by reference to Exhibit 99.2 to Amendment No. 2 to Schedule 13D filed February 4, 2002
99.3	Amended and Restated Registration Rights Agreement dated as of January 23, 2002, by and among the Company, Aurora and the parties listed therein.	Incorporated by reference to Exhibit 99.3 to Amendment No. 2 to Schedule 13D filed February 4, 2002
99.4	Escrow Agreement dated as of March 28, 2002, by and among the Company, Cumulus Broadcasting, Frank Osborn and BACI.	Filed herewith
99.5	Shareholders Agreement dated as of March 28, 2002, by and between the Company and BACI	Filed herewith
99.6	Voting Agreement dated June 30, 1998, by and among NBCC, the Company, Quaestus Management Corporation, DBBC of Georgia, LLC, CML Holdings, LLC, Richard Weening and Lewis W. Dickey, Jr.	Incorporated by reference to Exhibit A to Schedule 13D filed July 7, 1998
99.7

Registration Rights Agreement dated June 30, 1998, by and among the Company, NBCC, Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company

Incorporated by reference to Exhibit B to Schedule 13D filed July 7, 1998

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

/s/ Walter W. Walker, Jr.

Walter W. Walker, Jr.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Manager

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BACM I, GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

Annex A

BA CAPITAL COMPANY, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BACM I, GP, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 3 to such a statement on Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 3 to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 3rd day of April, 2002.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

/s/ Walter W. Walker, Jr.

Walter W. Walker, Jr.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BACM I GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

Exhibit 99.4

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Escrow Agreement") dated as of the 28th day of March, 2002 among CUMULUS MEDIA INC., an Illinois corporation ("Cumulus Media"), FRANK D. OSBORN, a resident of the State of Connecticut ("Osborn"), BANCAMERICA CAPITAL INVESTORS, SBIC I, L.P., a Delaware limited partnership ("BACI", and together with Osborn, the "Sellers' Representatives"), and SunTrust Bank, a Georgia banking corporation (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, Cumulus Media, Sellers (as denoted on Exhibit A hereto) and Sellers' Representatives, among others, have entered into that certain Acquisition Agreement, dated as of November18, 2001, as amended, and as assigned pursuant to that certain Assignment and Assumption, dated March 22, 2002 (the "Assignment and Assumption"), under which Cumulus Media assigned certain of its rights under the Agreement to Cumulus Broadcasting, Inc., a wholly owned subsidiary of Cumulus Media formed under the laws of the State of Nevada ("Cumulus Broadcasting") and Cumulus Broadcasting assumed certain obligations of Cumulus Media under the Agreement, (the "Acquisition Agreement"), pursuant to which Sellers have agreed to sell and Cumulus Broadcasting has agreed to purchase, directly or indirectly, all of the membership interests in Aurora Communications, LLC (the "Company") upon and subject to the terms and conditions of the Acquisition Agreement;

WHEREAS, pursuant to the Acquisition Agreement and as part of the transactions contemplated thereby, the parties have agreed to enter into this Escrow Agreement and deposit the Escrow Shares and Escrow Amount with the Escrow Agent as security for the payment of any claims by Cumulus Media for the indemnification as provided in Article 14 of the Acquisition Agreement;

WHEREAS, pursuant to the terms of the Acquisition Agreement, the Sellers' Representatives are authorized to enter into this Escrow Agreement on behalf of the Sellers;

WHEREAS, the parties hereto desire to more specifically set forth their rights and obligations with respect to the Escrow Fund and the distribution and release thereof; and

WHEREAS, the execution and delivery of this Agreement is a condition to the parties' obligations under the Acquisition Agreement;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties intending to be legally bound hereby, agree as follows:

1. Definitions.

As used herein, capitalized terms not set forth in this Escrow Agreement shall have the meaning set forth in the Acquisition Agreement.

2. Appointment of Escrow Agent.

Cumulus Media and Sellers' Representatives hereby appoint and designate SunTrust Bank as the Escrow Agent for the purposes set forth herein, and Escrow Agent hereby accepts such appointment.

3. Establishment of Escrow Account.

(a) On this date, Cumulus Media shall deliver in the aggregate 52,566 shares of Class A Common Stock and 248,085 shares of Class B Common Stock (collectively, the "Escrow Shares") to the Escrow Agent together with stock powers executed in blank by the Sellers, and Ninety-Nine Thousand Three Hundred Ninety-Four and 69/100 Dollars ($99,394.69) (the "Escrow Amount"). An escrow account (the "Escrow Account") shall be opened by the Escrow Agent at the office of the Escrow Agent for such Escrow Shares and the Escrow Amount. The Escrow Account shall consist of a subaccount for each Seller (each, an "Individual Account"). The Escrow Shares shall be registered in the names of the Sellers and allocated to each Seller's Individual Account as indicated on Exhibit A to this Escrow Agreement. The Escrow Amount shall be allocated to each Seller's Individual Account as indicated on Exhibit A to this Escrow Agreement. The Escrow Agent shall hold the Escrow Fund (as hereinafter defined) and maintain the Individual Accounts pursuant to the terms of this Escrow Agreement.

(b) With respect to the Escrow Shares, all redemption payments, stock dividends, stock splits, cash dividends or other distributions of any kind made in respect of the Escrow Shares (collectively, "Distributions") shall be delivered to the Escrow Agent and shall be held by the Escrow Agent in the Escrow Account subject to paragraph(f) below. Cumulus Media agrees that in the event Cumulus Media divides its Class A Common Stock or Class B Common Stock into a greater number of shares, Cumulus Media will deliver to the Escrow Agent certificates for such additional shares and such shares will be deemed to constitute Escrow Shares. Any interest and other earnings (collectively, "Earnings") on the Escrow Amount shall be held by Escrow Agent in the Escrow Account subject to paragraph(f) below. Distributions, Earnings, and any cash received from the sale of Escrow Shares or the sale or liquidation of other Permitted Investments (as defined herein) as provided in paragraphs (e) and (f) below shall be subject to the provisions of this Escrow Agreement to the same extent as the Escrow Shares and the Escrow Amount initially deposited herewith. The Escrow Shares, all Distributions or other property held by the Escrow Agent hereunder, and the Escrow Amount and all Earnings, are hereinafter referred to as the "Escrow Fund" and all of the foregoing comprising the Escrow Fund which are cash or cash equivalents, are hereafter referred to as "Cash". The Sellers' Representatives authorize the Escrow Agent to use nominees for the registration of securities and employ such depositories, sub-custodians and its vaults as the Escrow Agent may deem appropriate for the safekeeping of the Escrow Fund.

(c) Certificates representing Escrow Shares or certificates representing other Permitted Investments constituting part of the Escrow Fund shall be held by the Escrow Agent for the benefit of the Seller for whose account such certificates are held. All voting rights associated with the Escrow Shares held in the Escrow Fund shall be exercised by the respective Seller for whose account they are held hereunder, subject to any agreements by which such Seller may be bound. Cumulus Media will take all reasonable steps necessary to allow the exercise of such rights.

(d) The Escrow Agent shall maintain a record with respect to each Seller setting forth (i)the name and address of such Seller; (ii)the number of Escrow Shares held in such Seller's Individual Account; (iii)the dollar amount of Cash held in such Seller's Individual Account; (iv)information pertaining to the sale of any Escrow Shares or to the purchase, sale or liquidation of any Permitted Investments in such Seller's Individual Account; and (iv)all Earnings, Distributions, or other items added to or taken from such Seller's Individual Account. The Escrow Agent shall also maintain a record setting forth the foregoing information on an aggregate basis with respect to the Escrow Fund.

(e) All Cash constituting part of the Escrow Fund shall be invested by the Escrow Agent. The Sellers' Representatives shall jointly direct the Escrow Agent in writing from time to time to invest the Cash in investments of the type described on Exhibit B hereto ("Permitted Investments") or, if such written direction has not been provided, the Escrow Agent shall, until jointly directed in writing by the Sellers' Representatives to do otherwise, invest all of the Cash in STI Classic US Treasury Securities Money Market Fund.

(f) The Sellers' Representatives shall notify the Escrow Agent if any Seller desires to cause the sale of all or part of the Escrow Shares held at the time in any Seller's Individual Account, which notice shall identify the brokerage account at SunTrust Securities Inc. (the "Designated Broker") of such Seller, the name and telephone number of such Seller's broker at the Designated Broker, and specific instructions to the Designated Broker to sell or liquidate a specified number of Escrow Shares and to remit the proceeds from such sale or liquidation (together with a certificate representing any Escrow Shares not sold), after deduction of any expenses related to the sale of such Escrow Shares to the Escrow Agent. The Escrow Agent shall deliver such instructions together with certificates representing the Escrow Shares to be sold to the Designated Broker and shall add to the Escrow Fund and attribute to such Seller's Individual Account any proceeds received from such sale; provided, however in the event that as a result of such sale (i)the aggregate amount of Cash in such Seller's Individual Account, plus (ii)the value (valued at $12.00per share) of the Escrow Shares in such Seller's Individual Account, plus (iii)the amount of all distributions theretofore made from such Seller's Individual Account to Cumulus Media ("Cumulus Media Distributions") is greater than the amount set forth next to such Seller's name on Exhibit A to this Escrow Agreement under the caption "Baseline Amount" (the "Baseline Amount"), then the Escrow Agent shall distribute to such Seller according to written instructions from Seller an amount of such proceeds so that the sum of (x) Cash in such Seller's Individual Account after such distribution to such Seller and (y) the Cumulus Media Distributions is equal to the Baseline Amount. The Escrow Agent shall also distribute according to written instructions from Seller to each Seller on a quarterly basis any amount of Cash in such Seller's Individual Account which exceeds the Baseline Amount determined as of the last day of each quarter.

(g) Any loss incurred from an investment of the Escrow Fund pursuant to this Agreement or from the sale or liquidation of Escrow Shares or Permitted Investments in the Escrow Fund pursuant to this Agreement shall be borne by the Seller to whom the invested funds or Escrow Shares or Permitted Investments so sold or liquidated were attributable. The Sellers' Representatives shall deliver to the Escrow Agent a W-9 for each Seller promptly after the date hereof.

4. Release of the Escrow Fund.

The Escrow Fund is intended to provide a source of funds and property for the satisfaction of certain amounts which may become payable to Cumulus Media pursuant to Article 14 of the Acquisition Agreement. Accordingly, the Escrow Fund shall only be distributed or released pursuant to paragraph3(f) above or as follows:

(a) Indemnification Claims. At any time and from time to time prior to the Distribution Date (as defined in paragraph (e) below), if Cumulus Media makes a claim for indemnification pursuant to and in accordance with, and subject to the limitations in Article14 of the Acquisition Agreement (an "Indemnification Claim"), Cumulus Media shall deliver to the Escrow Agent and the Sellers' Representatives a written notice (an "Indemnification Notice") setting forth a good faith estimate of the maximum amount of such claim and the specific Sellers against whom the Indemnification Claim is made and setting forth in reasonable detail the nature and the basis for such claim and the proportional responsibility of the Sellers in accordance with Article14 of the Acquisition Agreement. Cumulus Media shall also deliver to the Escrow Agent written proof of delivery to the Sellers' Representatives of a copy of such Indemnification Notice (which proof may consist of a photocopy of the registered or certified mail or overnight courier receipt or the signed receipt if delivered by hand). If the Escrow Agent has not received a written objection to such Indemnification Claim from the Sellers' Representatives within thirty (30) calendar days following the Escrow Agent's receipt of such proof of delivery to the Sellers' Representatives, then on the thirty-first (31st) calendar day following such receipt (or up to two (2) business days thereafter if the cash election is made pursuant to paragraph (d)(i) below) the Escrow Agent shall, in accordance with the provisions of paragraph (d) below, distribute from the Escrow Fund that portion of the Escrow Fund which has a value equal to the amount of such Indemnification Claim to Cumulus Media.

(b) Disputes. If the Sellers' Representatives deliver to the Escrow Agent and Cumulus Media a written objection (a "Dispute Notice") to any Indemnification Claim or portion thereof within thirty (30) days following the Escrow Agent's receipt of proof of delivery of such Indemnification Notice, then, except as otherwise provided in paragraph (c) below, the Escrow Agent shall not distribute to Cumulus Media any portion of the Escrow Fund that is the subject of the Dispute Notice until the Escrow Agent receives either (i)written instructions signed by the Sellers' Representatives and Cumulus Media authorizing the distribution to Cumulus Media of an amount from the Escrow Fund in respect of the Indemnification Claim that is the subject of the Dispute Notice or (ii)a final decision of a court of competent jurisdiction which is either nonappealable or with respect to which the time for appeal has expired without the filing of a timely appeal directing the distribution to Cumulus Media of an amount from the Escrow Fund in respect of the Indemnification Claim that is the subject of the Dispute Notice. Upon receipt of such written instructions or such final decision, as the case may be, the Escrow Agent shall distribute to Cumulus Media an amount from the Escrow Fund in respect of the Indemnification Claim subject to dispute in accordance with such written instructions or final decision. In the event that the Sellers' Representatives are the prevailing party in whole or in part in connection with any such dispute, the portion of the Escrow Fund that was the subject of such Dispute Notice and that is not distributed to Cumulus Media as provided in the immediately preceding sentence shall remain in the Escrow Fund and shall be available to satisfy subsequent Indemnification Claims until released as provided in paragraph (e) below. Any Dispute Notice shall describe in reasonable detail the basis for any objection to the matters set forth in the Indemnification Notice and the portion of such Indemnification Claim (if less than all) which is the subject of such Dispute Notice.

(c) Partial Distribution. If any Dispute Notice includes an objection to only a portion of an Indemnification Claim, the Escrow Agent shall promptly distribute to Cumulus Media an amount of the Escrow Fund which has a value equal to that portion of the Indemnification Claim for which there is no objection; provided that no such partial release by the Escrow Agent shall terminate or otherwise prejudice any rights of Cumulus Media with respect to amounts claimed in any Indemnification Notice which are in excess of the amounts so released.

(d) Manner of Distributions. All distributions of the Escrow Fund shall be made as set forth in this paragraph (d).

(i) Distribution to Cumulus Media. Distributions of Cash shall be made by wire transfer to an account or accounts designated by Cumulus Media and distribution of Escrow Shares to Cumulus Media shall be made by delivery of certificates representing the Escrow Shares to the address set forth in Section 10 hereof. Payments made to Cumulus Media from the Escrow Account shall be allocated, as set forth in the Indemnification Notice, to the specific Seller or Sellers against whom the Indemnification Claim was made in accordance with the proportions specified in Exhibit C to this Agreement. The Escrow Agreement may rely conclusively upon the Indemnification Notice with respect to such proportions and shall not have any duty to examine the Acquisition Agreement. Any payments required to be made by or on the account of any Seller to Cumulus Media for the satisfaction of any claim made against the Escrow Fund shall be made, at the discretion of each Seller against whom the Indemnification Claim was made, either (i)from that portion of such Seller's Individual Account consisting of Cash or (ii)by distribution to Cumulus Media of that number of Escrow Shares with a Market Value (as herewith defined) necessary to satisfy (along with any Cash) such Seller's obligation. Notwithstanding the foregoing, the Sellers' Representatives on behalf of any Seller, may elect by written notice to the Escrow Agent at least one (1) business day prior to the date on which the Escrow Agent is required to make a distribution to Cumulus Media hereunder to pay cash to the Escrow Agent in an amount equal to part or all of such Seller's unpaid portion of the Indemnification Claim in lieu of the distribution of such Sellers' Escrow Shares, provided that such cash is then delivered to the Escrow Agent not later than two (2) business days after a distribution is payable to Cumulus Media pursuant to the terms hereof. For the purposes of this Agreement, "Market Value" shall mean the greater of (i)$ 12.00 per share, or (ii)the average closing market price per share (or if there is no sale on such date, then the average between the Closing bid and asking price on such date) for shares of Class A Common Stock during the thirty (30) consecutive trading days ending on the second (2nd) trading day prior to the distribution of the Escrow Shares as reported by the Nasdaq Stock Market, as calculated by the Designated Broker. The Escrow Agent shall be entitled to rely on the written instructions of Cumulus Media in the event of a distribution pursuant to paragraph (a) or (c) above, the written instructions of Sellers' Representatives and Cumulus Media or the court decision in the event of a distribution pursuant to paragraph (b) above, and the calculation of the Designated Broker referred to in the immediately preceding sentence as to the exact number of Escrow Shares to be released from the Escrow Account.

(ii) Distribution to Sellers. Distributions of Cash shall be made by wire transfer to an account or accounts designated jointly by Sellers' Representatives for each Seller, and Distributions of Escrow Shares shall be made to the address for each Seller set forth on Exhibit A, or such other address as to which the Escrow Agent shall have received prior written notice from the Sellers' Representatives, on which Escrow Agent may rely conclusively.

(e) Release of Remaining Escrow Fund.

(i) On the first (1st) anniversary of the date of this Agreement (the "Distribution Date"), the Escrow Agent shall release to each Seller the amount in such Seller's Individual Account of the Escrow Fund (if any) as of the Distribution Date, less all Unresolved Claims related to such Seller. For purposes of this Agreement, the term "Unresolved Claims" shall mean, as of the Distribution Date, the aggregate amount of all Indemnification Claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of the Distribution Date, including any Indemnification Claims for which an Indemnification Notice has been delivered but for which the thirty (30)-day objection period has not expired as of the Distribution Date. For purposes of determining the number of shares to be held back under this paragraph(e)(i), such Escrow Shares shall be valued at the Market Value as of the Distribution Date.

(ii) Promptly upon the Escrow Agent's receipt of written instructions signed by both of the Sellers' Representatives and Cumulus Media or a final determination of a court of competent jurisdiction which is either nonappealable or with respect to which the time for appeal has expired without the filing of a timely appeal of any Unresolved Claims that are the subject of a Dispute Notice or upon the expiration of the thirty (30)-day objection period for any Unresolved Claim for which no Dispute Notice has been delivered, the Escrow Agent shall distribute to Cumulus Media that portion of the Escrow Fund to be distributed to Cumulus Media pursuant to such final determination or that portion of the Escrow Fund equal in value to the amount of such Unresolved Claim for which no Dispute Notice has been delivered, as the case may be, in each case in accordance with the provisions of paragraph (d)(i) above. After the resolution of all Unresolved Claims, any remaining Escrow Fund not distributed to Cumulus Media pursuant to the immediately preceding sentence shall be released promptly thereafter by the Escrow Agent pursuant to the provisions of paragraph(d)(ii) above.

5. Escrow Agent's Fees.

The fees and expenses of the Escrow Agent shall be as set forth on Exhibit D. The fees and expenses shall be paid by Cumulus Media. In case of any disagreement or dispute arising under the provisions of this Escrow Agreement, the Escrow Agent shall be entitled to be paid additional compensation for its extraordinary services hereunder and shall be entitled to prompt reimbursement for all costs and expenses incurred by reason of such disagreement or dispute. Any additional compensation due pursuant to the preceding sentence shall be paid 50% by the Company and 50% by the Cumulus Media.

6. Termination.

This Agreement shall terminate upon the final distribution by Escrow Agent of the Escrow Fund pursuant to the provisions of this Agreement. Any termination of this Agreement shall not affect any of the obligations of Sellers' Representatives or Cumulus Media under this Agreement arising prior to such termination, including the obligation to pay Escrow Agent's fees pursuant to Section5 above.

7. Escrow Agent.

(a) The duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth in this Agreement. No implied duties of the Escrow Agent shall be read into this Agreement and the Escrow Agent shall not be subject to, or obliged to recognize any other agreement, including, but not limited to the Acquisition Agreement, between, or direction or instruction of, any or all the parties hereto even though reference thereto may be made herein.

(b) In the event all or any part of the Escrow Fund shall be attached, garnished or levied upon pursuant to any court order, or the delivery thereof shall be stayed or enjoined by a court order, or any other order, judgment or decree shall be made or entered by any court affecting the Escrow Fund, or any part thereof, or any act of Escrow Agent, Escrow Agent is hereby expressly authorized to obey and comply with all final writs, orders, judgments or decrees so entered or issued by any court; and, if Escrow Agent obeys or complies with such writ, order, judgment or decree, it shall not be liable to Sellers' Representatives or Cumulus Media or to any other person by reason of such compliance.

(c) Escrow Agent shall not be liable to anyone for any damages, losses or expenses incurred as a result of any act or omission of Escrow Agent, unless such damages, losses or expenses are caused by Escrow Agent's willful misconduct or gross negligence. Accordingly, Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted in good faith upon the advice of counsel for Escrow Agent given with respect to any question relating to the duties and responsibilities of Escrow Agent under this Agreement or (ii) any action taken or omitted in reliance upon any instrument, including any written notice or instruction provided for herein, not only as to its due execution by an authorized person and as to the validity and effectiveness of such instrument, but also as to the truth and accuracy of any information contained therein that Escrow Agent shall in good faith believe to be genuine, to have been signed by a proper person or persons and to conform to the provisions of this Agreement.

(d) The Escrow Agent shall not be responsible for the sufficiency or accuracy, or the form, execution, validity or genuineness, of documents or securities now or hereafter deposited or received hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, or for any description therein, nor shall it be responsible or liable in any respect on account of the identity, authority or rights of any person executing, depositing or delivering or purporting to execute, deposit or deliver any such document, security or endorsement or this Agreement, or on account of or by reason of forgeries, false representations, or the exercise of its discretion in any particular manner, nor shall the Escrow Agent be liable for any mistake of fact or of law or any error of judgment, or for any act or omission, except as a result of its gross negligence or willful malfeasance. Except as required by law, Escrow Agent is not authorized and shall not disclose the name, address, or security positions of the parties or the securities held hereunder in response to requests concerning shareholder communications under Section 14 of the Exchange Act, the rules and regulations thereunder, and any similar statute, regulation, or rule in effect from time to time. Under no circumstances shall Escrow Agent be liable for any general or consequential damages or damages caused, in whole or in part, by the action or inaction of Sellers' Representatives or Cumulus Media or any of their respective agents or employees. Escrow Agent shall not be liable for any damage, loss, liability, or delay caused by accidents, strikes, fire, flood, war, riot, equipment breakdown, electrical or mechanical failure, acts of God or any cause which is reasonably unavoidable or beyond its reasonable control.

(e) The Escrow Agent may consult with legal counsel of its own choosing and shall be fully protected in acting or refraining from acting in good faith and in accordance with the opinion of such counsel.

(f) In the event of a dispute between the parties hereto sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender the Escrow Fund into the registry or custody of any court of competent jurisdiction, to initiate such legal proceedings as it deems appropriate, and thereupon to be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in any such court as Escrow Agent shall determine to have jurisdiction over the Escrow Fund. The filing of any such legal proceedings shall not deprive Escrow Agent of its compensation hereunder earned prior to such filing.

8. Indemnification of Escrow Agent.

Sellers' Representatives and Cumulus Media hereby agree jointly and severally to protect, defend, indemnify and hold harmless the Escrow Agent, its officers, directors, agents and employees from and against any and all costs, losses, claims, damages, disbursements, liabilities and expenses, including reasonable costs of investigation, court costs and attorney's fees, which may be imposed upon or incurred by Escrow Agent in connection with its acceptance of, or appointment as, Escrow Agent hereunder, or in connection with the performance of its duties hereunder, including any litigation arising out of this Agreement or involving the subject matter hereof; provided, however, that said indemnity shall not cover costs, losses, claims, damages, disbursements, liabilities and expenses arising out of Escrow Agent's willful misconduct or gross negligence. This indemnification shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent. Without affecting their joint and several indemnification liability to the Escrow Agent under this Section 8, Sellers and Cumulus Media agree as among themselves that any such indemnification liability shall be allocated among them on a fair and equitable basis reflecting the merits of their respective positions and the responsibility of each of them for the controversy or other circumstances with respect to which indemnification is required.

9. Resignation of Escrow Agent.

It is understood that the Escrow Agent reserves the right to resign as Escrow Agent at any time by giving written notice of its resignation, specifying the effective date thereof, to each other party hereto. Within thirty (30) days after receiving the aforesaid notice, Sellers' Representatives and Cumulus Media shall appoint a successor Escrow Agent to which the Escrow Agent may distribute the property then held hereunder, less its fees, costs and expenses (including counsel fees and expenses) which may remain unpaid at that time. If a successor Escrow Agent has not been appointed and has not accepted such appointment by the end of such thirty (30) day period, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent and the fees, costs and expenses (including reasonable counsel fees and expenses) which it incurs in connection with such a proceeding shall be payable 50% by Cumulus Media and 50% by Sellers.

10. Notices.

All notices provided for hereunder shall be in writing (including facsimile transmission) and shall be deemed to be given: (a) when delivered to the individual, or to an officer of the company, to which the notice is directed; or (b) three days after the same has been deposited in the United States mail sent certified or registered mail with return receipt requested, postage prepaid and addressed as provided in this Section; or (c) when delivered by an overnight delivery service (including Federal Express or United States Express Mail) with receipt acknowledged and with all charges prepaid by the sender addressed as provided in this Section; or (d)when delivered by facsimile communications equipment. Notices shall be directed as follows:

(i) If to Cumulus Media, to:

Cumulus Media Inc.

3235 Piedmont Road

Building 14, Floor 14

Atlanta, GA 30305

Attention: Lewis W. Dickey, Jr.

Phone: (404) 949-0700

Fax: (404) 443-0742

Copy to:

Jones, Day, Reavis & Pogue

3500 SunTrust Plaza

303 Peachtree Street

Atlanta, GA 30308-3242

Attention: John E. Zamer, Esq.

Phone: (404) 581-8266

Fax: (404) 581-8330

(ii) If to Sellers' Representatives to:

Frank D. Osborn

64 Hemlock Hill Road

New Canaan, CT 06848

Phone: (203) 966-7792

Fax: (203) 972-1510

and

BancAmerica Capital Investors SBIC I L.P.

100 N. Tryon Street, 25th Floor

Charlotte, NC 28255

Attention: Robert H. Sheridan, III

Phone: (704) 286-5109

Fax: (704) 386-0432

Copy to:

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Richard Borisoff, Esq.

Phone: (212) 373-3153

Fax: (212) 757-3990

(iii) If to Escrow Agent:

SunTrust Bank

25 Park Place, 24th Floor

Atlanta, GA 30303-2900

Attention: Rebecca Fischer

Phone: (404) 588-7262

Fax: (404) 588-7335

or at such other place or places or to such person or persons as shall be designated by notice by any party hereto.

11. Entire Agreement; Binding Effect.

This Agreement and matters and agreements referred to herein contain the entire understanding by and among the parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns.

12. Modification and Assignment.

None of the terms or conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the parties hereto. This Agreement may not be assigned by any party except with the prior written consent of the other parties.

13. Enforceability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Georgia law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

14. Governing Law.

This Agreement shall be construed, enforced and administered in accordance with the laws of the State of Georgia.

15. Headings Descriptive.

The headings of the several sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

16. Business Day.

Business day shall mean a day on which commercial banks in Atlanta, Georgia are open for the general transaction of business. If any action or time for performance pursuant to this Agreement is to occur on any Saturday, Sunday or holiday, such time for action or performance shall be extended to the next Business Day.

17. Monthly Statements.

The Escrow Agent shall provide Sellers' Representatives and Cumulus Media with monthly statements describing purchases, sales, and disbursements made for the Escrow Fund.

18. Execution in Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all of which shall together constitute one and the same instrument.

[SIGNATURES ON THE NEXT PAGE]

IN WITNESS WHEREOF, Sellers' Representatives, Cumulus Media and Escrow Agent have caused this Agreement to be executed by their authorized representatives as of the date first above written.

CUMULUS MEDIA INC.

By: /s/ Lewis W. Dickey, Jr.

Name: Lewis W. Dickey, Jr.

Title: President & CEO

/s/ Frank D. Osborn

FRANK D. OSBORN, as Sellers' Representative and on behalf of Sellers

BANKAMERICA CAPITAL INVESTORS SBIC I,

L.P., as Sellers' Representative and on

behalf of Sellers

BY: BANCAMERICA CAPITAL

MANAGEMENT SBIC I, LLC, its general

partner

BY: BANCAMERICA CAPITAL

MANAGEMENT I, L.P., its sole member

BY: BACM I GP, LLC, its general partner

By: /s/Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

SUNTRUST BANK

By: /s/ Rebecca Fischer

Name: Rebecca Fischer

Title: Assistant Vice President

Exhibit 99.5

SHAREHOLDER AGREEMENT

THIS SHAREHOLDER AGREEMENT (this "Agreement") is made as of the 28th day of March, 2002, by and between BANCAMERICA CAPITAL INVESTORS SBIC I, L.P. ("BACI") and CUMULUS MEDIA INC., an Illinois corporation (the "Corporation").

RECITALS

WHEREAS, BACI and the Corporation desire to confirm their understanding regarding certain matters concerning (x) the shares (such shares, the "Acquisition Shares") of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Corporation, to be issued to BACI on the date hereof, pursuant to that certain Acquisition Agreement, dated as of November 18, 2001, as amended, to which the Corporation and BACI, among others, are parties; and (y) the shares of Class B Common Stock (such shares, the "Warrant Shares" and, together with the Acquisition Shares, the "Subject Shares") issuable to BACI by the Corporation pursuant to that certain Common Stock Purchase Warrant, dated of even date herewith, by and between the Corporation and BACI;

WHEREAS, pursuant to Article V, Section 5(a) of the Amended and Restated Articles of Incorporation of the Corporation, as amended (the "Articles"), shares of Class B Common Stock may be converted at any time into an equal number of shares of Class A Common Stock, par value $.01 per share, of the Corporation ("Class A Common Stock"), or an equal number of shares of Class C Common Stock, par value $.01 per share, of the Corporation ("Class C Common Stock");

WHEREAS, pursuant to Article V, Section 1(c) of the Articles, the express written consent of Consent Right Holders (as defined in the Articles) holding a majority of that number of shares of Class B Common Stock held in the aggregate by all Consent Right Holders is required for the taking of any Fundamental Action (as defined in the Articles); and

WHEREAS, pursuant to Article VII, Section 2 of the Articles, under circumstances specified therein the Corporation may not take any Restricted Action (as defined in the Articles) unless it has been approved by the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class;

NOW, THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby promise and agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Articles.

2. Conversion to Class C Common Stock. BACI hereby covenants and agrees that, during the term of this Agreement, it shall not, directly or indirectly, convert, or take any action that would cause the conversion of, any of the Subject Shares into shares of Class C Common Stock.

3. Consent Rights of Class B Common Stock Holders.

(a) BACI hereby covenants and agrees that should BACI be deemed to be a Consent Right Holder within the meaning of the Articles, then BACI shall, with respect to any Fundamental Action the taking of which requires the express written consent of the Consent Right Holders, (x) withhold its consent with respect to the Subject Shares for the taking of any Fundamental Action for which Consent Right Holders holding a majority of shares of Class B Common Stock (other than the Subject Shares) held in the aggregate by all Consent Right Holders have withheld their consent; and (y) execute such consent or consents with respect to the Subject Shares as may be required by the Corporation to the taking of any Fundamental Action for which Consent Right Holders holding a majority of shares (other than the Subject Shares) held by all Consent Right Holders have given their consent as Consent Right Holders.

(b) With respect to any Restricted Action to be taken by the Corporation that requires the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, whether pursuant to the Articles or pursuant to the Act, BACI covenants and agrees that it shall (x) withhold its vote or consent, as the case may be, with respect to the Subject Shares for the taking of any Restricted Action for which holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have withheld their vote or consent, as the case may be, or that holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have voted against; and (y) vote the Subject Shares, or execute such consent or consents with respect to the Subject Shares as may be required by the Corporation, as the case may be, in favor of the taking of any Restricted Action for which the holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have given their consent or voted their shares of Class B Common Stock, as the case may be.

(c) For purposes of this Section 3, with respect to any Fundamental Action or Restricted Action, the Corporation shall promptly communicate to BACI in writing the manner in which other Consent Right Holders or holders of Class B Common Stock, as the case may be, have voted their shares of Class B Common Stock. In the absence of such written notice, BACI shall not vote the Subject Shares, or execute any written consent in respect of the Subject Shares, with respect to the taking of any Restricted Action or Fundamental Action.

4. Exchange Agreement.

(a) In the event that BACI or any Affiliate of BACI converts any of the Subject Shares, or any other shares of Class B Common Stock now or hereafter owned by it, into shares of Class A Common Stock and subsequently makes a reasonable determination that, by reason of any existing or future Federal or state rule, regulation, guideline, order, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), that BACI or such Affiliate, as the case may be, is or may be effectively restricted or prohibited from holding all or any portion of such Class A Common Stock, then BACI or such Affiliate, as the case may be, shall be entitled to exchange (the "Exchange Right") all or any portion of its Class A Common Stock so converted from Class B Common Stock for Class B Common Stock and the Corporation shall promptly (and, in any event, not less than three (3) days after receipt of written notice (the "Exchange Notice") from BACI or such Affiliate, as the case may be, that it is exercising the Exchange Right hereunder) exchange an equivalent number of shares of Class B Common Stock for the number of shares of Class A Common Stock specified in the Exchange Notice (the certificate or certificates for which shall be delivered to the Corporation together with the Exchange Notice); provided, however, that the prior consent of any governmental authority required under any applicable law, rule, regulation or other governmental requirement to make such exchange of Class A Common Stock lawful shall have first been obtained; and, provided further, that BACI or such Affiliate, as the case may be, is not at the time of such exchange a Disqualified Person.

(b) Any shares of Class B Common Stock issued to BACI or its Affiliate, as the case may be, pursuant to the Exchange Right shall constitute "Subject Shares" within the meaning of this Agreement.

(c) Within three (3) days after receipt of any Exchange Notice, the Corporation will deliver to BACI or its Affiliate, as the case may be, (x) a certificate or certificates representing the number of shares of Class B Common Stock issuable pursuant to Section 4(a) issued in the name of BACI or its Affiliate, as the case may be; and (y) a certificate issued in the name of BACI or its Affiliate, as the case may be, representing any shares of Class A Common Stock that were represented by the certificate or certificates delivered to the Corporation with the Exchange Notice but that were not put to the Corporation in such Exchange Notice.

(d) The issuance of certificates for shares of Class B Common Stock issued pursuant to the Exchange Right will be made without charge to BACI or its Affiliate, as the case may be, for any issuance tax in respect of such issuance or other costs incurred by the Corporation in connection with exercise of the Exchange Right.

(e) The Corporation will not close its books against the transfer of Class B Common Stock issued or issuable upon exercise of the Exchange Right in any manner that interferes with the timely issuance of Class B Common Stock upon exercise of the Exchange Right.

(f) The Corporation shall at all times during the term of this Agreement have authorized, reserved and set aside a sufficient number of shares of Class B Common Stock deliverable in the event of exercise of the Exchange Right with respect to all Subject Shares then outstanding.

(g) The Corporation covenants that all shares of Class B Common Stock that may be delivered upon exercise of the Exchange Right shall upon delivery by the Corporation be duly authorized and validly issued, fully paid and nonassessable, free from all stamp taxes, liens and charges with respect to the issue or delivery thereof and otherwise free of all other security interests, encumbrances and claims of any nature whatsoever.

5. Remedies. Each party acknowledges that it may not be possible to measure in monetary terms the damages that the other party would suffer by reason of a failure by such party to perform such party's obligations under this Agreement. Accordingly, should any dispute arise concerning any party's proper performance of such party's obligations under this Agreement, the other party shall be entitled to obtain an injunction for specific performance, or other appropriate equitable relief, requiring such party to act in accordance with the terms hereof. Any such equitable remedy shall be non-exclusive and may be in addition to any other remedy to which the non-breaching party may be entitled.

6. Third-Party Beneficiaries. The parties to this Agreement intend that holders of Class B Common Stock and Class C Common Stock other than BACI be third-party beneficiaries of the rights and benefits granted to the Corporation under this Agreement, and expressly acknowledge and agree that any such third-party beneficiary may exercise and enforce such rights and benefits as if it were a signatory to this Agreement, and no party to this Agreement may waive or amend any provisions of this Agreement without the consent of each of such third party beneficiaries.

7. Revocation of Proxies. BACI hereby revokes all proxies and powers of attorney with respect to the Subject Shares, if any, that BACI may have heretofore appointed or granted with respect to the voting of the Subject Shares, and during the term of this Agreement no subsequent proxy or power of attorney shall be given (and if given, such proxy or power of attorney shall not be effective) by BACI with respect to the Subject Shares.

8. Notices. Any notice required or permitted to be given or made by any party to any other hereunder shall be in writing and shall be considered to be given and received in all respects when hand delivered, when delivered by prepaid express or courier delivery service, when sent by facsimile transmission actually received by the receiving equipment, or five (5) days after deposited in the United States mail, certified or registered mail, postage prepaid, in each case addressed to the parties at their respective addresses set forth opposite their signatures to this Agreement or to such changed address as any party shall designate by proper notice to the other parties.

9. Governing Law. This Agreement and the rights and remedies of the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to the conflicts of laws provisions thereof.

10. Legend. In addition to any legends required by applicable securities laws or otherwise, certificates representing the Subject Shares shall have endorsed thereon legends substantially as follows:

The securities represented by this certificate are subject to the terms of a certain Shareholder Agreement, dated March 28, 2002, to which the registered holder is a party, which agreement provides for certain voting rights and rights of exchange. Such agreement is on file at the principal office of this corporation and affects the rights of the shares represented by this certificate.

11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but when taken together shall constitute but one and the same document.

12. Waiver. No waiver by any party hereto of any breach of any provision of this Agreement shall be deemed a waiver by such party of any subsequent breach.

13. Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the matters set forth herein and all prior discussions, negotiations, agreements, correspondence and understandings between the parties (whether oral or written) relating to the terms of this agreement are merged herein and superseded hereby. No provision of this Agreement may be amended or modified other than by a writing signed by the party against whom enforcement is sought.

14. Invalidity. If for any reason one or more of the provisions of this Agreement are deemed by a court of competent jurisdiction to be unenforceable or otherwise waived by operation of law, the remainder of this Agreement shall be deemed to be valid and enforceable and shall be construed as if such invalid and unenforceable provision were omitted.

Term. This Agreement shall be effective from and after the date hereof and shall end automatically upon the earlier of (x) transfer of all of the Subject Shares by BACI to the Corporation or to a party that is not an Affiliate of BACI; or (y) twenty (20) years after the date hereof.

15. Headings. The paragraph headings used in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

16. Successors and Assigns. This Agreement binds and inures to the benefit of BACI and its successors and assigns so long as such successors and assigns are Affiliates of BACI.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date above first written.

BANCAMERICA CAPITAL INVESTORS

SBIC I, L.P.

By: BANCAMERICA CAPITAL MANAGEMENT

SBIC I, LLC, its general partner

By: BANCAMERICA CAPITAL MANAGEMENT

I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

Attn: Mr. Robert H. Sheridan, III

BancAmerica Capital Investors SBIC I, L.P.

100 North Tryon Street

NationsBanc Corporate Center

10th Floor

NC1-007-10-04

Charlotte, NC 28255

FAX: (704) 386-6432

CUMULUS MEDIA INC.

By: /s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.,

President and Chief Executive Officer

Attn: Mr. Lewis W. Dickey, Jr.

Cumulus Media Inc.

3535 Piedmont Road

Building 14, 14th Floor

Atlanta, Georgia 30305

FAX: (404) 443-0742